Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2003

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Martin Kauer Name: Martin Kauer Title: CFO

By:	/s/ Christian Felderer Name: Christian Felderer Title: Group General Counsel

Date: April 16, 2003

Converium Holding Ltd, Zug

Zug, Switzerland — April 16, 2003 — Converium seeks to arrange a US$800 million syndicated letter of credit facility via ABN AMRO, Barclays Capital and Commerzbank.

Converium Ltd has mandated ABN AMRO, Barclays Capital and Commerzbank as lead arrangers and book runners for a US$800 million proposed syndicated letter of credit facility.

The proposed transaction is a debut facility for Converium in the international syndicated loan market. The suggested facility has a tenor of 3 years and will be available to Converium Ltd and its nominated subsidiaries, subject to a guarantee by Converium Ltd. It will be used primarily to collateralize third party claims related to the underwriting business of the Group in order to support the expected profitable growth of Converium.

As per December 31, 2002, Converium reported outstanding letters of credit of US$372 million to secure certain assumed reinsurance contracts. Converium intends to replace current letters of credit lines by the proposed facility.

Converium is an independent top-ten reinsurance group. Converium Holding Ltd was listed on the SWX Swiss Exchange and the New York Stock Exchange on December 11, 2001. Converium’s 100% flotation was earmarked as the largest reinsurance IPO ever worldwide and the largest corporate IPO in Switzerland since 1998.

Today the Group ranks among the top ten professional reinsurers and employs more than 800 people in 22 offices around the globe. Converium has an “A” rating (stable outlook) both from Standard & Poor’s and A.M. Best Company.

Converium is organized around four business segments consisting of three non-life operations, Converium Zurich, Converium North America and Converium Cologne, as well as Converium Life.

Enquiries:

Michael Schiendorfer Media Relations Manager	Zuzana Drozd Head of Investor Relations

michael.schiendorfer@converium.com	zuzana.drozd@converium.com

Phone: +41 (0) 1 639 96 57 Fax: +41 (0) 1 639 76 57	Phone: +41 (0) 1 639 91 20 Fax: +41 (0) 1 639 71 20